Filed by The Warnaco Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: The Warnaco Group, Inc.

(Commission File No. 001-10857)

Cautionary Statements Regarding Forward-Looking Information

Warnaco notes that this communication and certain other written, electronic and oral disclosure made by Warnaco from time to time, may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties and reflect, when made, Warnaco’s estimates, objectives, projections, forecasts, plans, strategies, beliefs, intentions, opportunities and expectations. Actual results may differ materially from anticipated results, targets or expectations and investors are cautioned not to place undue reliance on any forward-looking statements. Statements other than statements of historical fact, including, without limitation, statements regarding the proposed transaction and future financial targets, are forward-looking statements. These forward-looking statements may be identified by, among other things, the use of forward-looking language, such as the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “may,” “project,” “scheduled to,” “seek,” “should,” “will be,” “will continue,” “will likely result,” “targeted,” or the negative of those terms, or other similar words and phrases or by discussions of intentions or strategies.

Risks and uncertainties related to the proposed transaction with PVH include, among others: the risk that the conditions to the closing of the merger are not satisfied (including a failure of the stockholders of Warnaco to approve the merger and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated); potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in Warnaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, Warnaco’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, PVH’s Annual Report on Form 10-K for the fiscal year ended January 29, 2012, and other reports filed by Warnaco and PVH with the Securities and Exchange Commission. We encourage you to read “Risk Factors” and other cautionary statements contained in these filings.

The discussion in this communication is not exhaustive but is designed to highlight important factors that may affect actual results or outcomes. Forward-looking statements speak only as of the date on which they are made, and, except for Warnaco’s ongoing obligation under the U.S. federal securities laws, Warnaco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with the merger, PVH will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Warnaco and a Prospectus of PVH, as well as other relevant documents concerning the proposed transaction. WARNACO STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about PVH and Warnaco, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from PVH at www.pvh.com under the heading “Investors” or from Warnaco by accessing Warnaco’s website at www.warnaco.com under the heading “Investor Relations.”

PVH and Warnaco and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warnaco in connection with the merger. Information about the directors and executive officers of PVH and their ownership of PVH common stock is set forth in the proxy statement for PVH’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on May 10, 2012. Information about the directors and executive officers of Warnaco and their ownership of Warnaco common stock is set forth in the proxy statement for Warnaco’s 2012 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 11, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Below is a transcript of an Investor Conference Call, which was held on October 31, 2012 by PVH Corp. and The Warnaco Group, Inc.

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CORPORATE PARTICIPANTS

Manny Chirico PVH Corporation - Chairman & CEO

Helen McCluskey Warnaco Group, Inc. - President & CEO

Dana Perlman PVH Corporation - Treasurer & SVP, Business Developments & IR

CONFERENCE CALL PARTICIPANTS

Christian Buss Credit Suisse - Analyst

David Glick Buckingham Research - Analyst

Joan Payson Barclays Research - Analyst

Omar Saad ISI Group - Analyst

Evren Kopelman Wells Fargo Securities - Analyst

Erinn Murphy Piper Jaffray - Analyst

John Kernan Cowen & Company - Analyst

Eric Beder Brean Captial - Analyst

Steven Marotta CL King & Associates - Analyst

Dave Weiner Deutsche Bank - Analyst

PRESENTATION

Operator

Good morning, everyone and welcome to this PVH Corp. conference call regarding the acquisition of Warnaco. This webcast and conference call is being recorded on behalf of PVH Corp. and consists of copyrighted material. It may not be recorded, rebroadcast or otherwise used without PVH’s express written permission. Your participation in the question-and-answer session constitutes your consent to having any comments or statements you make appear on any transcript or broadcast of this call.

The information made available on this webcast and conference call contains forward-looking statements that reflect PVH’s view as of October 31, 2012 of future events and financial performance, including that our proposed acquisition of Warnaco is completed on the terms proposed and financed on the terms currently anticipated. These statements are subject to risks and uncertainties indicated in the Company’s SEC filings and the press release that is the subject of this webcast and call.

This includes the Company’s right to change its strategies, objectives, expectations and intentions and its need to use significant cash flow to service its debt obligations. Therefore, the Company’s future results of operations could differ materially from historical results or current expectations. The Company does not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenue or earnings.

The information made available also includes certain non-GAAP financial measures as defined under SEC rules. Reconciliations of these measures are included in the Company’s press release of October 2, 2012, which can be found on the Company’s website, www.PVH.com, and its current report on Form 8-K furnished to the SEC in connection with that release. At this time, I am pleased to turn the conference over to Mr. Manny Chirico, Chairman and CEO of PVH Corp.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you, Candace. Good morning, everyone and thank you for joining us this morning. Joining me on the call this morning is Helen McCluskey, the Chief Executive Officer of Warnaco; also, Mike Shaffer, the PVH Chief Financial Officer; and Tom Murray, the head of our Calvin Klein businesses.

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I am going to walk you through the investor presentation along with Helen and I will just make some notes. On page 2 of the presentation that is on our website is our Safe Harbor; I will just draw your attention to that. And also, on page 3 is some additional information concerning our filings and some of our financial information that you may find helpful as well.

I am going to be moving to page 4 of the presentation. I am going to quickly just touch on some of the strategic rationale for the transaction. This transaction creates an $8 billion global branded lifestyle apparel company with significant growth prospects driven by our two powerful designer brands — Calvin Klein and Tommy Hilfiger.

Most importantly, from a strategic point of view, it reunites the house of Klein to ensure a single brand vision. Post-transaction, PVH will have strong operations in all major consumer markets globally. Again, with our complementary businesses, Warnaco’s high-growth markets of Asia and Latin America will complement our very large business platforms in North America and Europe. We believe there is a significant amount of synergies there.

The transaction will enhance our revenue and EPS growth and improve our overall operating margins over the next five years. There will be approximately $100 million in annual run rate synergies and the transaction will be accretive to earnings. I will get into that in much more detail. And we have had, here at PVH, a successful record of bringing in acquisitions and achieving the financial targets that we have laid out and we plan on continuing that as we go forward.

Moving to page 5 to talk about some of the specifics of the transaction, Warnaco stockholders will receive $51.75 per share in cash and 0.1822 of PVH common stock, which is a fixed ratio for each share of Warnaco common stock. Based on our closing stock price on October 29, the aggregate value of the consideration is $68.43 per share. The total enterprise value is approximately $2.9 billion, representing a 9 times 2012 EBITDA figure.

The financing of a little bit over $4.3 billion is committed from our three banks. It will consist of bank financing and a senior note offering. We expect accretion in year one that is estimated to be about $0.35 a share, excluding one-time costs. We expect about $100 million of annual run rate synergies to be achieved over a three-year period and we expect one-time integration transaction-related costs of approximately $175 million.

From a management point of view, the PVH senior management team will lead the Company with key Warnaco executives expected to join. Helen McCluskey has agreed to join the PVH Board as an independent non-management director. We are targeting early 2003 (sic) for the closing of the transaction. The transaction is subject to the customary closing conditions, including Warnaco shareholder vote and regulatory approvals.

With that, I am going to turn it over to Helen. We are going to move to page 6 of the presentation. She will talk about the Warnaco benefits.

Helen McCluskey - Warnaco Group, Inc. - President & CEO

Great, thanks, Manny. Good morning, everyone. I am excited to be here today. While I am sure that most of you on the call can appreciate the business logic of the combination of the two companies, I did want to share with you the perspective of the Warnaco Board and management team. We really continue to have confidence in the significant potential of our business and certainly the long-term promise of our stand-alone plan.

Having said that, we believe that the combination of Warnaco and PVH provides a really compelling opportunity to accelerate the strategic growth initiatives that we had put in place, in particular to drive our Calvin Klein business in developed and emerging markets. I feel very strongly that this combination will unlock the substantial potential of the Warnaco business and brands more quickly than we could have accomplished on our own.

The investments that we have made in building our global infrastructure and regional platforms can now benefit the combined companies and brands, especially, as Manny mentioned, in Asia and Latin America. The unification of the Calvin Klein brand allows us to better integrate the powerful jeans and underwear businesses that we have built with the creative and marketing strength of the house of Calvin to exploit a much more efficient and effective brand message and experience to consumers around the world, which we believe will further enhance what is already a superior brand awareness and image.

Also, our heritage businesses of Speedo, Warner’s, Olga and Chaps will certainly benefit from the resources and the leverage of this scale of what will now be over a $2 billion segment.

And finally, the combination really affords our 7000 Warnaco associates worldwide with really remarkable opportunities for further career development, advancement and mobility.

Importantly, the transaction rewards our shareholders. With this transaction, we feel that we have really delivered on our commitment to them. Since our restructuring in 2003, under our Board stewardship, we have nearly doubled revenue, nearly tripled our operating income and our share price has appreciated by about 500%.

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As the press release reports, the transaction value represents a significant premium of 34% to the closing price of Warnaco shares. And with a mix of the transaction of cash and PVH stock, Warnaco holders not only monetize a significant part of their holdings, but they will also share in what we all believe to be the sizable upside and promise of the combination with PVH equity that they will receive as part of the merger.

We at Warnaco are very proud of what we have accomplished to date and we are very appreciative of the support of our shareholders over the last 10 years. We are very confident that, together with PVH, the business has even a greater opportunity to continue and grow and prosper with this transaction. I’ll turn it back to Manny.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you, Helen. I am going to now move to page 7 in the presentation. The acquisition of Warnaco has tremendous strategic and financial merit and will provide a compelling opportunity to create value for our shareholders, our associates, customers and our business partners. With over $8 billion in pro forma revenues and over $1 billion in pro forma EBIT, PVH will be one of the largest and most profitable global apparel companies in the world as depicted on page 7.

Moving to page 8 of the presentation, we will now have strong operating platforms in every major consumer market around the world — North America, South America, Europe and Asia. We plan to leverage Warnaco’s world developed presence in Asia and Latin America, which we believe will strategically complement our strong operations and expertise in North America and Europe giving PVH a truly global operation.

Moving to page 9, Asia and Latin America provide PVH with an immediate and well-developed presence and local infrastructure in these high-growth emerging markets to further develop Calvin Klein and Tommy Hilfiger in these regions over time. The transaction increases our presence in emerging markets, particularly Asia and Latin America. As you can see from the slides from a revenue base, our Asia and Latin America business more than doubles from 7% to 15% and the profitability of those two regions today, which is 13% from PVH, grows to well over 20% as we go forward.

We believe this is a very complementary acquisition for us from an operating platform point of view and over the next three to five years gives us the ability to develop our brands globally on a direct operating platform.

Moving to page 9, I really would like to talk a little bit about the Warnaco businesses in these two key markets — Asia and Latin America — in these two high-growth markets. As you can see, the Warnaco business in Asia, well over $500 million in sales this year. It has grown close to 20% on a compounded annual growth rate. The key markets, China, India, growth markets, Korea, a very large market for the Calvin Klein jeans and underwear business.

Moving to Latin America, Warnaco has been extraordinarily growing this part of the world with over $250 million in revenues, compounded annual growth rate of over 30%. Mexico, and particularly Brazil being a high-growth market for us, we really are excited about the opportunities that these two markets present for us over the next few years as we go forward with our two key global lifestyle brands.

Moving to page 10, strategically, when you think about — moving to page 11, I apologize — when you think about the rationale and the strategic significance of this acquisition, clearly, the most important thing it does for us is reunite the house of Calvin Klein to ensure a single brand vision. This will allow us to be better-positioned to collaborate and coordinate product design, merchandise and supply chain, retail development and marketing. It should help us improve our brand image and positioning and execution across all markets.

Calvin Klein is truly a global megabrand. We will end this year with just under $8 billion in global retail sales. And as you can see from the slide on page 11, clearly, one of the great global fashion brands in the world.

Moving to page 12, this transaction reinforces our strategy to drive Calvin Klein’s brand reach globally through our new customers, regions and channels. Since 2002, the licensing model has worked very well for us, providing PVH with predictable and steady cash flows and allowing us to keep creative control over the brand while minimizing our operating risks.

We are a different company today and clearly able now to take on the direct operations of significant businesses. We expect this business to continue to allow us to grow our businesses. From a period 2003 to 2011, we have grown at a compounded annual growth rate of about 13%. We expect to continue to grow the brand globally 8% to 10% a year as we go forward.

Moving to page 13 of the presentation, again talking about the brand and the single brand vision, one of the key initiatives that we will continue to have, and one of the key characteristics is the continuation of a very strong royalty stream of over $170 million. We believe this combination will only strengthen that royalty stream and the

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protection of the brand. The Calvin Klein fragrance business is currently our number one licensed category with almost $1.5 billion in global retail sales. Our Calvin Klein North American women’s apparel and accessory collections total over $1 billion in retail sales as well. We believe the coordination and control that we will have going forward will enable those businesses to continue to perform and to continue to grow.

Moving to page 14, again, here, we believe we are very well-positioned for long-term revenue and EPS growth. We are focused on the growth opportunities related to our Calvin Klein and Tommy Hilfiger businesses worldwide. These opportunities, coupled with $100 million of expected expense synergies, which we will realize over a three-year period, will drive strong top-line growth and bottom-line growth for the next five years.

We expect the transaction to be $0.35 accretive to earnings in year one of the transaction fiscal 2013. When the $100 million of expected expense savings are fully realized in year three, we would expect the transaction to be accretive to earnings by about $1 per share as we go forward.

Moving to page 15, I think this pictorially displays the kind of growth we are expecting. We continue to expect very high single-digit growth, 8% to 10%, in Calvin Klein and Tommy Hilfiger. Our heritage businesses, we expect low single digit growth, coupled with looking for a 6% to 8% revenue growth of the combined company, excluding, on a pro forma basis, excluding the initial acquisition of Warnaco and we believe that will drive high teens growth from an EPS point of view as we go forward. The growth will be driven by the growth of the two key brands, Calvin and Tommy Hilfiger, along with significant debt paydown over the period, as well as the $100 million of expense synergies, which we will realize over a three-year period.

Moving to page 16, we have a strong history and a proven track record of delivering on acquisitions and achieving the financial targets that we have set. We have demonstrated that with the Calvin Klein acquisition in 2003 and along with the Tommy Hilfiger acquisition in 2002 — 2010 — excuse me.

In connection with that acquisition, we will have repaid $1 billion of debt related to the Tommy Hilfiger acquisition by the end of fiscal 2012. That is a three-year period, well ahead of our financial targets and our growth. As you can see from the schedule on page 16, you see the kind of growth that we have been able to achieve on the Tommy Hilfiger acquisition. From an EBITDA point of view against pro forma EBITDA we have grown 18% since that time. The total debt is down $1 billion that we have been able to repay.

Our pro forma leverage, which was 3.6 times, is below 2 times by the end of this fiscal year. Our earnings per share growth has more than doubled during that same period of time and as I have mentioned, with this transaction, we are expecting to pay down debt over the next four years at the rate of about $400 million per year. We are expecting accretion of $0.35 next year and by year three, a total accretion of about $1 related to the transaction.

Finally, on page 17, some of the opportunities that we haven’t quantified and put into the plan. We see significant revenue opportunities above what we have projected related to the Calvin Klein brand as we bring in — bring the brand in under one brand vision, under one management and we believe that the opportunities for revenue synergies and profit synergies are well in excess of what has been put into our financial plan.

We believe, in North America and Europe, we can reestablish our leadership position that we had four or five years ago in the Calvin Klein jeans business. We believe that we have the ability to expand the breadth of the category assortment in jeans, our sportswear and accessories business now that it is being managed under one roof and is not being burdened with the licensor/licensee relationships and contractual concerns that we have had to deal with over the last eight to nine years.

We believe the opportunities for the Tommy Hilfiger brand worldwide over the next three to five years to develop those businesses directly through the use of the Warnaco operating platforms in Asia and Latin America could be significant and have not been really quantified in our financial plans that we are presenting today. And we believe the new opportunities for the brands, both Tommy and Calvin, new geographies, underpenetrated markets and underpenetrated product categories, clearly we see significant revenue synergies that are not quantified in this business plan today.

And with that, operator, we will open it up for any questions that the group might have.

QUESTION AND ANSWER

Operator

(Operator Instructions). Christian Buss, Credit Suisse.

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Christian Buss - Credit Suisse - Analyst

Thank you very much. I was wondering if you could talk a bit about what the brand vision is for Calvin Klein looking out over the long term. If you could articulate where you would like to see Calvin Klein be in four or five years, I would love some color there.

Manny Chirico - PVH Corporation - Chairman & CEO

Sure. Well, I guess I would start by saying the Calvin Klein brand, from all the market research we have done, from all the consumer panel discussions we have had, from the research that is both internal and external, Calvin Klein is usually listed geographically as one of the top three brands by market as we go through it in the apparel area and the fashion area. So I think, in some ways, it is a continuation of the brand vision and the positioning of the brand.

I think by bringing it under one management focus, it clearly would give us the opportunity to better manage that vision in a more cohesive fashion, not get hung up in some of the licensor/licensee issues that we’ve had to deal with in the past that just naturally come up with that relationship.

From a business point of view, what we would like to see is a significant strengthening of the business, particularly in Europe as we go forward. The brand is a large brand in Europe, on a retail sales basis, about $1 billion in retail sales in Europe. But, again, we would like to see a stronger positioning, particularly on the apparel side of the business and we are focused on that as we go forward.

We think we will benefit from the operating platforms that we have in Europe under the Tommy Hilfiger management team, Fred Gehring and his team in Tommy, to really bring some more scale to that business and some more logistical and operating expertise from a platform point of view country by country that we possess there that we will be able to put onto that business.

So we would expect that, over the next four to five years, we could see our brand grow to well over $10 billion in global retail sales and to really take advantage of its positioning and to fulfill some of the promise that we see in these developing markets.

Christian Buss - Credit Suisse - Analyst

That’s very helpful. And nuts and bolts, can you talk about what is implicit within that $0.35 accretion for 2013?

Manny Chirico - PVH Corporation - Chairman & CEO

Sure. Specifically, we have assumed the $100 million of synergies would come in over a three-year period. We are assuming in year one about 40% to 50% of those savings would come through. We are also assuming for purposes of that calculation in order to be somewhat conservative that the Chaps license would not continue. That decision has not been made as of today. We will be in discussion with the Ralph Lauren organization over the next few months and that decision will be made public when that decision is made at that time. But for purposes of accretion calculation, we have assumed — we have assumed that that business does not continue.

We have not put in any significant heroic business assumptions. We have kept our assumptions pretty stable from our point of view and we have looked at the Warnaco situation and we’ve tried to be conservative with their projections. And from a macro point of view, we are assuming that this environment continues to be somewhat challenging, particularly in Europe and some of the other areas. So that is the backdrop for the assumptions.

Christian Buss - Credit Suisse - Analyst

That’s very helpful. And then I guess finally, could you talk a bit about the structure of the debt financing and sort of what we should be assuming for interest rate and for timing of closing?

Dana Perlman - PVH Corporation - Treasurer & SVP, Business Developments & IR

Sure, Christian, it’s Dana speaking. How are you?

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Christian Buss - Credit Suisse - Analyst

Hi, Dana.

Dana Perlman - PVH Corporation - Treasurer & SVP, Business Developments & IR

Just to give a little color around the financing commitment, it is a $4.325 billion financing commitment to fund the transaction, as well as Warnaco’s existing debt, as well as our existing bank financing. So looking forward, we would look to finance this deal in advance of closing. So we would look to be in the market sooner rather than later.

What I would tell you is it will be very similar to a contract that we have today, so a mix of both bank financing and unsecured notes. From an interest rate perspective, clearly, the markets have been quite constructive and we will give you guys a little bit more color as we go forward.

Christian Buss - Credit Suisse - Analyst

Okay, that’s very helpful and congratulations and I hope everyone is safe and dry.

Dana Perlman - PVH Corporation - Treasurer & SVP, Business Developments & IR

Thank you.

Manny Chirico - PVH Corporation - Chairman & CEO

Same here. Thank you.

Operator

David Glick, Buckingham Research.

David Glick - Buckingham Research - Analyst

Good morning. Manny and Helen, congratulations. That is number one. Number two, I apologize for the background noise, so I will ask my questions. You guys can put me on mute. Not easy to find power as you would expect. Manny, I was wondering if you can talk a little bit more specifically, if you kind of take the business by geography and talk about the integration opportunities and issues and kind of how you see, to the extent you can, how you see your management team — like who might be running these specific businesses in the US?

Do you continue to expect to operate all the heritage businesses, excluding Chaps, that you have acquired? And from a Europe, Asia, Latin America perspective, how you plan to integrate these businesses into the infrastructure that you have in Europe, which is pretty well-developed and obviously how it might affect Asia where you have a joint venture with Tommy Hilfiger and then Latin America where we really don’t have much infrastructure. Thank you.

Manny Chirico - PVH Corporation - Chairman & CEO

Okay. I guess, first of all, from an operating structure or a management point of view, we are expecting hopefully all of the significant operating executives of Warnaco to join PVH, continue running their businesses and their management teams continuing to run those businesses. We don’t have a closet full of people that we are going to just pull out and now say go run the Chaps business or the Speedo business or the Calvin Klein businesses.

So from an operating point of view and a management point of view, we would expect those operating teams, both geographically and by brand, to continue to be operated by the Warnaco team. In the US specifically, our plans at this point of view is to continue to run all those heritage businesses. They are good solid businesses

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with strong cash flow and strong operating margin businesses, very similar to our dress shirts and wholesale sportswear businesses. So we would be excited to add those stable businesses to our heritage businesses under the Warnaco management teams working with our teams.

We would expect from the Calvin Klein area that there will be some combination, particularly from a brand and marketing point of view, but from an operations point of view, the jeans and underwear businesses would continue to be operated by those teams under our — within our operating structure and under our operating platforms.

Clearly, there will be, with $100 million of savings, there will be significant duplication in the back-office and the logistics areas and finance and accounting areas that we would expect to have synergies. So we will make sure that those integrations are handled in the best possible way with significant severance, stay bonuses, retention bonuses put in place for all of the management and associates that will be impacted both on the PVH side or on the Warnaco side. So clearly we will be looking at that as we go forward.

Moving into the international markets, clearly we hope to benefit from the operating structure that we have and the operating platform and expertise that we have in Europe, which is a $1.5 billion business today with strong country presence throughout Europe and we would hope to be able to utilize that structure under Fred Gehring’s and Daniel Grieder’s leadership to bring that business in-house and to get the most out of that business.

When we move to Asia and Latin America, we don’t see really any impact to the Warnaco businesses going forward. We really see those businesses continuing to operate as standalone operating divisions with the strong management teams that they have in place today. Over time, we will look at the opportunities to potentially look at some of our PVH brands, including the Tommy Hilfiger businesses, about utilizing those platforms in key countries to really get some strategic benefit of directly operating those businesses and utilizing the Warnaco Calvin Klein operating platforms in those markets to really enhance the performance of our Tommy brand in both Asia and Latin America.

That is all to be worked out and I think that is part of our long-term plan. I don’t see anything happening for at least 24 months there as we really integrate this business and get it established going forward.

David Glick - Buckingham Research - Analyst

Thank you.

Operator

Joan Payson, Barclays Research.

Joan Payson - Barclays Research - Analyst

Good morning, thank you. I guess, first off, to talk a little bit more about Europe and increasing the exposure to southern Europe through the transaction, are there any steps you expect to take at this point to change the strategy on the Calvin business at this point to sort of protect against that piece of the business?

Manny Chirico - PVH Corporation - Chairman & CEO

Sure, I think there is already — the Warnaco team I think has done a very solid job of already positioning that business as secure as possible, very careful about the expansion of that business given this market, what is going on in those markets and we think it has been very prudently managed as it has gone forward. They have been going through a transition as they have been moving some of their design and merchandising functions from Italy to London, so those are more operational in nature. I think given our scale and our systems and operating platforms, I think, as they have been focused on that business turnaround, we, I think, will have an opportunity to accelerate that turnaround given the management expertise that we possess in those markets and the operating platforms that exist in those markets. So I think there is an ability to move that turnaround that Warnaco has been going through and to move it and accelerate it somewhat faster. And Helen just has some comments.

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Helen McCluskey - Warnaco Group, Inc. - President & CEO

If I could add something to that. The strategy that Warnaco has had in place for the last couple of years has been to continue to drive and build the northern European business, which, to date, has been very strong for us. Our comps in Germany are very strong. We have a nice growing business in the Scandinavian countries. Our business in France is very strong.

So I think what this combination enables with the strength that Tommy Hilfiger has in northern Europe is for us to really accelerate then the growth of Calvin in northern Europe to strike a very good balance between southern and northern Europe.

Joan Payson - Barclays Research - Analyst

Okay, thank you. And then also in terms of goals on debt paydown, how does that change with this transaction and how are you looking at that now?

Manny Chirico - PVH Corporation - Chairman & CEO

Well, I guess — when we did the Tommy transaction, we were very clear that to pay down the debt would be our highest priority for the use of our cash. And I think we have delivered against that. Over a three-year period, we will be paying down approximately $1 billion in existing debt and we brought our leverage down to under 2 times.

With this transaction, we would expect to generate at least $400 million a year in debt paydowns, excess cash. We would — the priority would be to really focus on that over the next two to three years and to bring our leverage, as we have done with the Calvin transaction, as we have done with the Tommy transaction, to bring our leverage down to our target rate, which is much closer to 2 to 2.5 times. So that would be our goal. That continues to be our goal and I think the nature of the businesses that we operate together, both Calvin — both PVH and Warnaco, our heritage business, as well as our designer businesses — they are inherently cash flow positive.

So one of the characteristics given our licensing model, given the heritage businesses, they don’t require significant investment. We really have been able to demonstrate an ability to pay down debt and I think this transaction should only enhance that ability as we go forward.

Joan Payson - Barclays Research - Analyst

Okay, great. Thank you very much.

Operator

Omar Saad, ISI Group.

Omar Saad - ISI Group - Analyst

Thanks, good morning, guys. Congratulations to everybody on both sides.

Helen McCluskey - Warnaco Group, Inc. - President & CEO

Thank you.

Omar Saad - ISI Group - Analyst

Could you talk about — one of the interesting things about the splitup of the various businesses and the licenses for Calvin Klein over the last couple decades is how it can be a little bit confusing for the consumer, the difference between Calvin Klein Jeans sportswear or Calvin Klein sportswear or Calvin Klein Jeans accessories and Calvin Klein accessories. There has been a little bit of a blurring of some of the lines in the brand. Can you talk about the opportunities to maybe manage the Calvin Klein brand a little bit more cohesively in terms of how the end consumer views it, maybe in a more uniform manner globally? I wanted to see if you have any thoughts on that.

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Manny Chirico - PVH Corporation - Chairman & CEO

Sure. I think that will be one of the enhancements, but I have to tell you, Omar, as you know, I believe that from a brand cohesive point of view that it really has not been a major issue for us at all. We have had strong controls and a great partnership with Warnaco G3 and throughout and North America has been by far our — it has been our biggest market where we have seen significant growth, but we have also seen it in Asia, Latin America. So I really think that the brand message to the consumer has been pretty clear across the board. I think this will enhance it. It will also open up opportunities where we have had some conflict between the licensor/licensee relationship.

In our men’s sportswear business, I will just give one example, the inability for us to present denim on the collections floor in our shops has really somewhat limited the business even though it has performed exceedingly well, but not having that where every other designer on the floor has that ability. On the jeans side, not to have the ability to have casual pants, chinos, to sit next to the denim when it is appropriate has also created a lack of competitive advantage against some of the competitive sets.

So I think those are just two small examples of where I think we can enhance the existing businesses as we go forward where we don’t have this conflict about who is going to get credit for the sale, who is going to get credit for the profitability as we go forward. So I think that will bring cohesion to it. And I think obviously — look, anytime you are operating a business under one roof, you just naturally have better control, the decision-making will be quicker. It is just a natural that comes with it. So I think it is something that we are looking forward to and I think it will help the business.

Omar Saad - ISI Group - Analyst

Yes, that is great. Fair enough. Could you also talk about — a lot of the infrastructure Warnaco has built up quite successfully in Latin America, how much of that will be helpful to you guys with some of your existing businesses, Tommy Hilfiger, for example or do you need to kind of rebuild a separate infrastructure in that marketplace?

Manny Chirico - PVH Corporation - Chairman & CEO

Those are all long-term opportunities I think exist and we really are going to have to study over the next couple of months as we look at this business. I think — but I really do believe there is so much growth left for the Calvin Klein business in Latin America that it would be a mistake to burden that now with putting Tommy on top of that. We have great partners in that part of the world today, licensing relationships and joint ventures throughout South America that we really can continue to build the Tommy brand.

But clearly at some point in time in the future, and it may be three to five years out, there will be an opportunity to bring the brands together on an operating platform. Clearly the Warnaco platform that has been built in Latin America is unbelievably impressive when you look at it. What they have been able to do over the last four years in Brazil in particular, but all of South America to grow that business clearly is a testament to the management team that is in place there and the operations that they have built.

So I think we will continue to invest in those operations. We will continue to invest in the marketing of the brand there to maximize the Calvin business there and then over time look at the opportunity for some of the PVH brands to utilize that operating platform in Latin America.

Omar Saad - ISI Group - Analyst

And then one last quick question, could you address the swimwear business specifically, if you can? I know how it fits into the portfolio, the importance of it long term. I know there is probably a couple buyers out there who would be interested.

Manny Chirico - PVH Corporation - Chairman & CEO

When we started to do the due diligence, we have been really pleasantly surprised at the strength of the Speedo business. It has really impressed us from how it is positioned. It has impressed us how it has been managed over the last two to three years in particular just with the growth that has come across and the profitability expansion and operating margins that are in the mid-teens. So I think our management team has done an unbelievable job and we have no intention of selling it at this point. And you always look at what might be possible and it is a very marketable asset, but clearly, at this moment in time, we are looking for ways to help them grow that business, invest in that business and that brand and take it forward because we think that management team has just done an incredible job there.

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Omar Saad - ISI Group - Analyst

Thank you both. Thanks, guys. Congratulations again.

Operator

Evren Kopelman, Wells Fargo.

Evren Kopelman - Wells Fargo Securities - Analyst

Great, thank you. Congratulations, everyone.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you.

Evren Kopelman - Wells Fargo Securities - Analyst

Three quick ones. First one is on the timing of the deal. If there was a catalyst to drive it because the combination made business sense for a while, so if you could speak to that. And then the second one is you had highlighted the Tommy Hilfiger growth rate of 8% to 10% recently at your Analyst Day. With the combination with the platform that Warnaco brings in Latin America/Asia, should we think about that as you will continue to — you plan — you think Tommy will grow at that rate, this will just make the execution a little bit easier or do you see upside to that 8% to 10% growth rate for Tommy?

And then lastly, a quick one, is your assumptions, the $0.35 and the $1, the $1 especially, what level of EBIT margin do you assume in there for the Warnaco business and also what tax rate for both accretion numbers? Thank you.

Manny Chirico - PVH Corporation - Chairman & CEO

Okay, let me take it in pieces I guess. On the timing of the transaction, and Helen can chime in on this, this is a transaction that has been talked about in the market, it has been talked about between the two companies since 2004 probably where we have gone back and forth and talked about the strategic rationale for the transaction and the business logic for the transaction, which I think is irrefutable. I think, like everything else, to get a deal done in the past, there has been market conditions that have not allowed things to happen and whatever.

But all I can say about that is we started dialogue a few months back before the summer. We began talking. Helen was always looking at shareholder value and what would be best for her shareholder group and it was very easy to come up with a rational approach to the acquisition with having a partner like that on the other side. So it was something that we really were able to just get done at this moment in time. Sometimes the stars align.

We were in a situation — I will speak for PVH — we were in a situation given our financial position that, from the Tommy acquisition in early 2010 where we took on a significant amount of leverage and debt, we just wouldn’t even be able to consider a transaction on top of that. The success of that transaction, the paydown of debt that I talked about really by, as I said, at the beginning of this fiscal year, we were clearly looking at opportunities that would make sense because we saw our financial position improving dramatically.

So that is the color I would give on it and I’d just ask Helen to please comment.

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Helen McCluskey - Warnaco Group, Inc. - President & CEO

Sure. Yes, thanks, Manny. I think as I said in my opening comments, when we looked at this in relationship to our stand-alone plan, which certainly we have a lot of confidence in the business and the opportunity ahead of us and what we were capable of delivering. In evaluating that against the offer that Manny and company put on the table, our Board in conjunction with our outside advisers determined that, for our shareholders, this was a very, very good full-valued transaction and really offered the best opportunity for our shareholders to realize a lot of value from their investment in the Company.

I think from a business perspective, again, we believe strongly that there is a lot of potential in this business and with the combination, the ability to accelerate realizing that potential is there. And I think based on the way Manny has laid out, just the way they are looking at the business and things that are possible, I think that that potential will be fully realized. So we are very excited about the opportunity for the business. We are really pleased with what value we have given to our shareholders today and we are pretty excited and confident about the prospects for our 7000 associates within this combined company.

Manny Chirico - PVH Corporation - Chairman & CEO

Okay, I guess the second question was about the upside for the Tommy Hilfiger business. I don’t think you can really plan any of that into any of your models because the strategy in the near term, at least the next two years, would not be to do anything that would change the structure in Asia and Latin America at this point in time. We will keep you up to speed on that as those things develop, but we are really studying those businesses right now.

We see significant growth in Calvin, both in Asia and Latin America and we think the best way to approach those two markets in the next two to three years is to continue to focus on the brands independently through the management of the way we have been doing it at this moment in time. The Tommy brand has continued to grow significantly in Asia and has had a very strong business in Latin America with a real opportunity in Brazil that we hopefully will be able to garner in the next few years there.

So we have a $200 million plus business today in Latin America with the Tommy brand and a $600 million business in Latin America with the Tommy brand that we don’t operate directly, but through licensing partners. So clearly there we see us continuing that strategy with our strategic partners around the world. So the benefits I think would be more long-term in that as the businesses come online and are fully integrated as we go forward.

On the synergies, I am not going to get into too many specifics, but I would say that we are looking for — we are looking for $0.35 next year and $1 three years out. When you think about it, we expect $100 million over three years — $100 million of expense savings over a three-year period. Also I would say is that we are anticipating this year operating margins of PVH standalone of about 12.5%. With the combination, we would see that early on in 2013 approaching 13% with the synergies factored in and the mix of the Warnaco business, coupled with the heritage businesses that come together. And then we could see that operating margin growing each year about 50 to 75 basis points a year as we go forward. So that is where it is.

I think the tax rate — Mike is just writing me a note as we go forward. I think if you look at the two companies and blend them together, that will give you some sense about where to take the tax rate, somewhere around 26% to 27% as a pro forma rate. And again, a lot of this needs to be worked out and finalized, but as you are working on your models, I think those are reasonable numbers to use to get to an end game. Next question.

Operator

Erinn Murphy, Piper Jaffray.

Erinn Murphy - Piper Jaffray - Analyst

Great, thank you. Good morning and congratulations to the team. Just a follow-up question. First, just back to Latin America, and I am sorry if I missed this earlier, but would this imply then that Tommy Hilfiger would not need to necessarily sign a JV in Brazil specifically, but would use Warnaco as more their local partner? And then secondly, on the Calvin Klein bridge situation in Europe, does this change how you are thinking about that longer-term potential in Europe and would you also think about potentially bringing back the Asian license for the Calvin Klein bridge back in-house and controlling that globally? And then just my last question would be how does this change your thinking on some of the other licensing structures like G3? Thank you.

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Manny Chirico - PVH Corporation - Chairman & CEO

Okay. I think as we look at the Calvin Klein business — let me start there. As we look at the Calvin Klein business, for bridging Europe, we are studying the situation. I think is we would look to bring jeans and the bridge sportswear businesses more closely aligned. We are looking now at what is the appropriate time to relaunch bridge in Europe, how to continue the Warnaco business without having any missteps and I think we will bring more clarity to that. Over the next four weeks or so, we will be talking to all the market participants about that.

On the broader question, which I guess really comes back to, without getting into all the specifics, about bringing in other licensed agreements. I think we will look at those on a case-by-case basis and we will make a decision about what makes the most sense for us by geography, what makes the most sense for us by product category and I think we will do that in consultation with our licensing partners.

There are benefits, particularly in the US market given the dynamic of this market with so many — with a consolidated retail customer base here and having experts in key categories like fragrance, like eyewear, like certain accessory categories where — children’s is another one — where we probably would not want to operate those businesses necessarily directly ourselves and be associated more with the product expert that we could have significant control over and someone like G3, who you mentioned, where we have had nothing but great success in managing those businesses, growing those businesses together. I don’t see us doing anything drastic in the next two to three years there and we will evaluate as we go forward.

Internationally, it opens up the opportunity for other categories specifically because it is not as developed, some of those categories, as we are in North America, that we clearly look at what some of those opportunities might be for us to operate directly. Also, we have a platform that we have in Europe that we might want to take more direct control of some of those categories as we do with Tommy. That might make sense.

So again, nothing has been decided. We will do these things in consultation with our licensing partners to make all those decisions and I would think those are all relatively long-term decisions. I see nothing happening over the next 18 to 24 months in a material manner there. We will take the next question.

Operator

John Kernan, Cowen & Company.

John Kernan - Cowen & Company - Analyst

Good morning, guys. Congratulations.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you.

John Kernan - Cowen & Company - Analyst

So Manny, you really overdelivered on the Tommy accretion targets you set out back in 2010. Within the $1 EPS accretion target you’re laying out now, what type of revenue synergies are embedded in that and where do you think you could potentially be erring on the side of conservatism?

Manny Chirico - PVH Corporation - Chairman & CEO

Well, since my conservative sandbagging nature precludes me, I will try to live up to that and say — I will just make a couple of comments just for clarity purposes. We haven’t built in, in the three-year projection that we have given here, we haven’t built in any significant revenue synergies in the model. So we are assuming that the businesses will continue to grow. We are continuing to target for Calvin an 8% to 10% top-line growth from a global retail sales combination of licensing and directly operated.

Similar number for Tommy, so we haven’t really put anything additional onto that. And I would hope that we can overdeliver against that, but, at this time, I am really not going to get into — as you would expect, I am not going to get into details about that. I think, right now, given the $0.35 that we have given, I think that is a real strong target for us to shoot for and hopefully exceed in 2013. And I think as you look out three years, $1 of accretion on top of the kind of growth that has been

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factored in for PVH on a stand-alone basis of mid-teens, the 14% to 16% kind of earnings per share growth, to put $1 on top of that I think is sufficient pressure to put on the management team and the business at this point. So I will just leave it at that and hopefully the past will be — our past performance will be indicative of what future performance is and we can overdeliver against those projections.

John Kernan - Cowen & Company - Analyst

Great, thanks. I guess one more follow-up to that would be — this is obviously a transformational-type acquisition. What do you think the biggest risk to this acquisition is as you look at the model and look at kind of the strategy going forward?

Manny Chirico - PVH Corporation - Chairman & CEO

Well, look, I think any time you do — we never underestimate at all an acquisition, especially one of this size and if you really think about it, it is complexity. This would be much — if you just put it in perspective, this would be much easier to manage if the $2.5 billion of revenue were all in North America and focused here under this platform. That would be much more simple. This is — the Warnaco business is a very complicated business. Its business is very geographically diverse. That is what creates all the opportunity, but in some respects, from an integration point of view, that is what puts some of the pressure on to really been focused on it.

So I think the biggest risk is the geographic expansion of Warnaco and integrating all of that in and the global nature of the business that we will be taking over. We are in no way underestimating the challenge that is ahead of us as we go forward in some of those markets. So we will be very prudent about that, very focused on that and we will not be rushing the integration. We will try to manage it in a way that makes the most sense from an operating point of view and a brand point of view.

John Kernan - Cowen & Company - Analyst

Congratulations and good luck.

Operator

Eric Beder, Brean Capital.

Eric Beder - Brean Captial - Analyst

Good morning. Let me add my congratulations.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you, Eric.

Eric Beder - Brean Captial - Analyst

You mentioned that the licensing revenue next year is about $170 million. Is that basically the delta between what we are seeing this year and next? That is the loss from the shiftover in licenses?

Manny Chirico - PVH Corporation - Chairman & CEO

Yes, that’s correct. I think that the Warnaco royalty revenues round number, very round, is about $100 million and if you take that out of our royalty base, I think you come to a number that is approaching $170 million, $175 million.

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Eric Beder - Brean Captial - Analyst

Great. And how do you look at, in the US, Warnaco? I know that you have had — you have outlet stores. Does this give you the potential now to control all the brands to do full-price stores? I know Warnaco talked about doing underwear standalone stores. How do you look at the full-price store potential from Calvin Klein down in the US?

Manny Chirico - PVH Corporation - Chairman & CEO

I think it is something that we really will look at. We are already looking at Calvin Klein full-price accessory stores in the United States. We have got a great business model that seems to work in a couple of stores. It needs to be fully tested. Warnaco has an underwear model that clearly works. So there — I guess there is two tracks to go down. Is it — for the Calvin business, would a regular price retail store be a profit opportunity that you would roll out to 50 to 75 stores? That is something that we will look at given the bringing together of the two companies and not having to share the margin on jeans and underwear and being able to have it under one roof makes it a much more compelling story.

But then also from a brand point of view, we have a number of specialty stores already in North America. I would imagine that this would only enhance our ability to have more from a brand-building point of view. So we would look at it from that point of view as well. So clearly, there is a regular retail opportunity as we go forward that we will explore.

Eric Beder - Brean Captial - Analyst

Okay. Again, congratulations on the deal.

Manny Chirico - PVH Corporation - Chairman & CEO

Thank you. We have got time for two more questions. As you can imagine with everything that is going on today, we need to speak to our people and some of the press. We are up against it a little bit. So operator, we will take two more questions.

Operator

Steven Marotta, CL King & Associates.

Steven Marotta - CL King & Associates - Analyst

Good morning, everybody. Quick congratulations as well. Manny, can you talk a little bit about the sourcing opportunities with the increased volumes associated with Warnaco’s business on top of your platform? Can you talk a little bit about the gross margin opportunities going forward? And additionally, is this included in your assumptions under the $1 in year three EPS accretion?

Manny Chirico - PVH Corporation - Chairman & CEO

No, I was trying to be very clear. We have included expense synergies and quantifiable expenses that you could really feel, touch. There is clearly an opportunity on the revenue side and an opportunity on the cost side to garner savings.

Now on the product side, what we would have to determine is would we want to put those cost savings back into the product to just enhance the overall level of the product for our product categories, the Warnaco product categories. So I don’t expect all of that to fully fall to the bottom line, but there is an opportunity. We have got all sorts of ranges what that could be worth, but we are looking at it. You can be sure we are focused on it and it is not factored into the projections as we go forward.

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Steven Marotta - CL King & Associates - Analyst

Terrific. Thank you. And in conjunction with this release, you also commented on current quarter and year trending at the high end of your range. Do you want to amplify that a little bit on Europe comps, your domestic comps or speak a little bit about that additionally?

Manny Chirico - PVH Corporation - Chairman & CEO

Sure. I will give you just a little bit of background. Business continues to be good absent these last three days and dealing with all the craziness in the northeast that we have had to deal with. But I guess I would say to you, as the quarter ended, where comps in Calvin and the Tommy retail businesses in North America ended in the high single digit range, Tommy Europe was in the low teens from a comp point of view and our heritage business comps were about flat in North America. So again, the trends continued. We see no real slowdown in business, our wholesale trends against plan and retail selling at retail have been strong. We are at proportionately ahead of plan with mostly all of our businesses. So we feel good about this year and how it is shaping up from PVH’s point of view.

Steven Marotta - CL King & Associates - Analyst

Terrific. Thank you very much.

Manny Chirico - PVH Corporation - Chairman & CEO

And this will be our last question.

Operator

Dave Weiner, Deutsche Bank.

Dave Weiner - Deutsche Bank - Analyst

Yes, good morning and congratulations to the team there on the acquisition. So a lot of questions have been asked, but just on China, I don’t think any comment was made on that. You have given the game plan for Tommy in prior calls. Can you kind of maybe talk about how that might change going forward with the new combination of brands? Thanks a lot.

Manny Chirico - PVH Corporation - Chairman & CEO

Okay, I don’t see it changing at all. We have a joint venture in Asia that is contractually established for the Tommy business. We have it with the strong partners that have been with us for a number of years. The business has been performing exceedingly well. It is not as big, nearly as big as the Calvin business today, but it is over $80 million this year, growing very strongly for us and growing very profitably as it does expand.

So I think that business needs to be nurtured. That business needs to be brand-focused the way it is. Fred and his management team are totally on top — are focused on that, the positioning of the brand, not only in China, but the rest of Asia and its premium position throughout Asia is critical for us. So for China, the rest of Asia, I don’t see anything impacting the structure of the Tommy business for the next two to three years. I think it is something we will study long term. Clearly, this gives us the opportunity we had talked about three — from the acquisition that there was a five-year plan over time to potentially bring in some of those Asian businesses, those joint ventures. This gives us now an operating platform that would give us greater confidence when we decided to do that, but I don’t think it has really accelerated any of our plans at this time. Something that needs to be studied and it is clearly not something that is going to impact us for the next 24 months as we go forward.

So with that, I would like to thank everyone for joining us today. I sincerely thank Helen for being here, for taking the time and running around crazy with everything that is going on. I meant to mention at the beginning of the call that I hope everyone is safe and sound and with their families as we all go through this crisis in the New York metropolitan area, on the East Coast overall and we are constantly reaching out to our associates both at Warnaco and at PVH to make sure everyone is safe and secure and we keep them in our prayers and our thoughts. So everyone, stay safe. We will be around for questions if anything — if there is any follow-up to this and we look forward to seeing you in the coming weeks. We will see you on our third-quarter press release calls. Thank you very much.

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Operator

This does conclude today’s conference. Thank you for your participation.

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